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                       Securities and Exchange Commission
                             Washington, D.C. 20549



                                    Form 6-K



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934




                                   March 2004





                                   AEGON N.V.





                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

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AEGON's press release, dated March 12, 2004, is included as appendix and incorporated herein by reference.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AEGON N.V.
                                                -------------------------------
                                                (Registrant)



Date: March 12, 2004                      By    /s/ E. Lagendijk
                                                -------------------------------
                                                E. Lagendijk
                                                Senior Vice President and
                                                General Counsel